NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

March 10, 2022

Liz Packebusch

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Frontier Energy, Inc.
Offering Statement on Form 1-A
Filed February 14, 2022
Commission File No. 024-11807

Dear Ms. Packebusch:

This is in response to the letter of comment of the Staff dated March 9, 2022, relating to the captioned Offering Statement on Form 1-A of New Frontier Energy, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement of Form 1-A filed February 14, 2022

Business, page 20

1.	You disclose that after an extended period of dormancy, during which period you were a “shell company,” which included a custodial period that extended from December 30, 2020 to April 26, 2021, your former sole officer and director, Elliott Polatoff, acquired control of your company. You further disclose that following this change in control, your Board of Directors determined to enter the real estate development and management business, and on January 16, 2022, your current sole officer and director, Richard Edelson, acquired control of your company from Mr. Polatoff. Please revise to clarify the time period during which you were a shell company and how you became a shell company. Please also provide more details regarding the January 16, 2022 transaction that resulted in Mr. Edelson acquiring control of your company. Such discussion should address, but not be limited to, the promissory note in the principal amount of $45,000 delivered by Mr. Edelson as consideration for the transaction.

Please be advised that, in response to such comment, the subject disclosure has been revised in the Business section, as well as in the Offering Summary and the Certain Relationships and Related Transactions section, the Management’s Discussion and Analysis section and Related Transactions section.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: New Frontier Energy, Inc.